UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for November, 2019
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__

Enclosures: SASOL LIMITED | DEALINGS IN SECURITIES BY DIRECTORS OF
SASOL AND DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:        JSE: SOL
NYSE: SSL
Sasol Ordinary ISIN codes:          ZAE000006896
US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:    ZAE000151817
(“Sasol” or “Company”)

DEALINGS IN SECURITIES BY DIRECTORS OF SASOL AND DIRECTORS OF MAJOR
SUBSIDIARIES OF SASOL

In compliance with paragraph 3.63 to 3.66 of the JSE Limited Listings Requirements
(“Listings Requirements”), Sasol hereby announces that directors of Sasol, and directors of major subsidiaries of Sasol have, in terms of the Sasol Long-Term Incentive Plan (“Plan”), been issued shares in terms of previously accepted LTI grants made to them in 2016 that have partly vested at the achievement of corporate performance targets at 47% (GEC) and
68,2% (SVP and lower) respectively. The balance of the award made in 2016, will vest in
2021 subject to the rules of the Plan. Participants have the option to retain all shares, sell sufficient shares to cover the tax liability and retain the balance of shares or to sell the vested shares. The dealings are as set out below.
Vesting date:
30 October 2019
Class of shares:
Sasol ordinary shares
Initial issue price per right:
R0,00
Nature of Transaction:
Retention of vested shares off-market
Nature and extent of interest:
Direct beneficial
Surname and
initials
Designation
Company
Number
of
shares
Price per
share
(ZAR)
Total value
of the
transaction
(ZAR)
Baijnath, B Director
Sasol South Africa
Limited
2 991 285,15 852 883,65
Grobler, F R Director Sasol Limited 2 941 285,15 838 626,15
Khoele, G Director Sasol Oil (Pty) Ltd 914 285,15 260 627,10
Nqwababa, B
1
Director Sasol Limited
9 587 285,15 2 733 733,05
Radebe, M Director Sasol Oil (Pty) Ltd 2 876 285,15 820 091,40
Solomon, M Director
Sasol South Africa
Limited
1 043 285,15 297 411,45
Victor, P Director
Sasol Limited
Sasol (USA)
Corporation
Sasol Oil (Pty) Ltd
7 190 285,15 2 050 228,50
Vilakazi, PM
3
Director Sasol Oil (Pty) Ltd 1 374 285,15 391 796.10
Vesting date:
30 October 2019
Transaction dates:
30 October 2019 to 1 November 2019
Class of shares:
Sasol ordinary shares
Initial issue price per right:
R0,00
Nature of Transaction:
Sale of vested shares on-market
Nature and extent of interest:
Direct beneficial

Surname and
initials
Designation
Company
Number
of
shares
Average
Selling
Price
per
share
(ZAR)
*
Total value
of the
transaction
(ZAR)
Baijnath, B Director
Sasol South Africa
Limited
2 598 285,15 740 819,70
Booley, T
Director
Sasol South Africa
Limited
Sasol Oil (Pty) Ltd
2 662 285,15 759 069,30
Cameron, E
2
Director Sasol Oil (Pty) Ltd 2 773 285,15 790 720,95
Grobler, F R Director Sasol Limited 2 434 285,15 694 055,10
Kahla, V D Director
Sasol Limited

Sasol South Africa
Limited
Sasol (USA)
Corporation
Sasol Oil (Pty) Ltd
5 375 285,15 1 532 681,25
Khoele, G Director Sasol Oil (Pty) Ltd 793 285,15 226 123,95
Klingenberg, B
E
Director Sasol Chemicals
(USA) LLC
Sasol Oil (Pty) Ltd
6 569 285,15 1 873 150,35
Laxa, R Director
Sasol South Africa
Limited
1 906 285,15 543 495,90
Nqwababa, B
1
Director Sasol Limited
8 331 285,15 2 375 584,65
Nndwammbi,
GN
3
Director

Sasol South Africa
Limited
Sasol Oil (Pty) Ltd
1 655 285,15 471 923,25
Radebe, M Director Sasol Oil (Pty) Ltd 2 499 285,15 712 589,85
Solomon, M Director
Sasol South Africa
Limited
906 285,15 258 345,90
Stofberg, N Director
Sasol Chemicals
(USA) LLC
2 028 285,15 578 284,20
Victor, P Director
Sasol Limited
Sasol (USA)
Corporation
Sasol Oil (Pty) Ltd
6 248 285,15 1 781 617,20
Vilakazi, PM
3
Director Sasol Oil (Pty) Ltd 365 285,15 104 079,75
*
Average selling price per share is based on transactions effected by the Company over a period of three days. The shares were allotted on the day of vesting and immediately sold by means of a bulk sale with effect from the vesting date. Proceeds are allocated to the shares sold by directors, as with all employees, based on the outcome of the bulk sale, which concluded on 1 November 2019.
The highest and lowest prices, as well as VWAP prices for each day were as follows:
Date
Highest price
Lowest price
Volume Weighted Average Price
30 October 2019 297,57 284,20 291,77
31 October 2019 284,00 284,00 284,00
1 November 2019 275,00 271,50 273,62
1
Resigned effective 31 October 2019 (Sasol Limited)
2
Resigned effective 1 November 2019 (Sasol Oil (Pty) Ltd)

Appointed effective 1 November 2019 (Sasol Oil (Pty) Ltd)

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for all the transactions set out above.

5 November 2019
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 November 2019
By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary